Filed by Liberty Global Corporation Limited
Registration Statement File No. 333-187100
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Corporations: Virgin Media Inc.
Commission File No.: 000-50886
Liberty Global, Inc.
Commission File No.: 000-51360

May 20, 2013

Dear Stockholders:

In connection with the combination of Liberty Global, Inc. (“Liberty Global”) and Virgin Media Inc. under a new parent company, which will be re-registered as a United Kingdom public limited company (“New Liberty Global”), Liberty Global is seeking to obtain certain information from its stockholders who are not United States (“US”) persons in order to determine the US income tax consequences of the mergers by which the combination will be accomplished. For a detailed discussion of the material US income tax consequences of the mergers, please refer to the portion of the related joint proxy statement/prospectus of Liberty Global, Virgin Media and New Liberty Global, dated May 1, 2013 (the “Proxy Statement/Prospectus”), under the heading “The Mergers – Material Tax Considerations for the Mergers – Material U.S. Federal Income Tax Considerations”. The joint proxy statement/prospectus contains important information about the proposed transaction and the tax treatment thereof, and LGI stockholders are urged to read that document. A copy of the joint proxy statement/prospectus has been mailed to LGI stockholders and copies can also be obtained as described below under General Information.

Please review the attached form and complete it if it is applicable to you. The attached form is applicable to beneficial owners of Liberty Global stock who are not US persons for US tax purposes and will receive shares of New Liberty Global stock in the mergers. For these purposes, you are not a US person if you are not (i) a citizen or resident of the US, (ii) a corporation organized in the US (or in the US as well as in another country), (iii) an estate the income of which is includible in gross income for US federal income tax purposes regardless of its source, or (iv) a trust the administration of which is subject to the primary supervision of a US court and which has one or more US persons who have the authority to control all substantial decisions of the trust (or which has a valid election in place to be treated as a US person).

In the case of any beneficial owner of Liberty Global stock that is a disregarded entity, grantor trust, or partnership for US tax purposes, one or more owners or beneficiaries of such stockholder should complete the attached form if they are not US persons. Such owners or beneficiaries should carefully read section A.ii. of the attached form and check the appropriate box.

Please submit the completed form by July 10, 2013 by any one of the following methods:

Complete the Form online at:
www-LGI.reachinvestorsolutions.com

Scan and return the Form by email to:
foreignstockbasis@lgi.com

Return the Form by mail to:
Liberty Global, Inc.
12300 Liberty Boulevard
Englewood, CO 80112
Attention: Tax Department

General Information
Nothing in this communication shall constitute a solicitation to buy or subscribe for or an offer to sell any securities of Liberty Global, Virgin Media or New Liberty Global. In connection with the proposed transaction, Liberty Global and Virgin Media have filed with the Securities Exchange Commission (SEC) and mailed to their respective stockholders a joint proxy statement/prospectus, and New Liberty Global has filed a Registration Statement on Form S-4 with the SEC. STOCKHOLDERS OF EACH COMPANY AND OTHER INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) REGARDING THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Stockholders can obtain a free copy of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about Liberty Global, Virgin Media and New Liberty Global, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the registration statement and joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference therein can also be obtained, without charge, by directing a request to Liberty Global, Inc., 12300 Liberty Boulevard, Englewood, Colorado, 80112, USA, Attention: Investor Relations, Telephone: +1 303 220 6600, or to Virgin Media Limited, Communications House, Bartley Wood Business Park, Bartley Way, Hook, RG27 9UP, United Kingdom, Attn: Investor Relations Department, Telephone +44 (0) 1256 753037.
The respective directors and executive officers of Liberty Global and Virgin Media and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Liberty Global’s directors and executive officers is available in Amendment No. 1 to its Form 10-K/A filed with the SEC by Liberty Global on April 25, 2013, and information regarding Virgin Media's directors and executive officers is available in Amendment No. 3 to its Form 10-K/A filed with the SEC by Virgin Media on April 24, 2013. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. These documents can be obtained free of charge from the sources indicated above.

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Non-US transferor’s ownership statement
prepared in accordance with US income tax Reg. Sec. 1.367(a)-3(c)(5) and Reg. Sec. 1.367(a)-3(c)(7)

The following information is provided to Liberty Global, Inc. at its request:

(A)	The identity and taxpayer identification number, if any, of the person making this statement is as follows:

i.	Full Legal Name: _____________________________________________________

ii.	Choose one by checking the applicable box:

☐
Individual (check here if stock is held (i) directly by an individual, (ii) by a business entity (a “disregarded entity”) that is disregarded as an entity separate from the individual that owns it for US federal tax purposes, (iii) for an individual by a trust that is a grantor trust for US federal income tax purposes (a “grantor trust”), or (iv) by an entity that is a partnership for US federal income tax purposes (a “partnership”) and proportionate share of such stock is held through the partnership by a partner who is an individual)

☐
Corporation (check here if stock is held (i) directly by an entity classified as a corporation for US federal tax purposes (a “corporation”), (ii) by a disregarded entity owned by a corporation, (iii) for a corporation by a grantor trust, or (iv) by a partnership and a proportionate share of such stock is held through the partnership by a partner that is a corporation)

☐
Non-Grantor Trust (check here if stock is held (i) directly by a trust that is not a grantor trust (a “non-grantor trust”), (ii) by a disregarded entity owned by a non-grantor trust, (iii) for a non-grantor trust by a grantor trust, or (iv) by a partnership and a proportionate share of such stock is held through the partnership by a partner that is a non-grantor trust)

iii.	US Tax Identification Number (if any): _______________________________

(B)
The person making this statement is not a US person, disregarded entity, grantor trust or partnership for US federal income tax purposes. The term ‘US person’ includes a citizen or resident of the United States, a corporation organized in the United States (or dually incorporated in the US and either another country or a US possession), and any estate or trust that is classified as a US person (other than a grantor trust) for US tax purposes.

(C)	The person making this statement (choose one by checking the applicable box):

☐	(1) Owns less than one percent of the total voting power and total value of Liberty Global, Inc. and did not acquire the stock with a principal purpose to enable the U.S. transferors of Liberty
Global, Inc. stock in the mergers to satisfy the 50 percent total vote and value requirement contained in the Treasury Regulations; or

☐	(2) Is not related to any U.S. person to whom the stock or securities owned by the person making this statement are attributable under the rules of constructive ownership of US Internal Revenue Code section 958(b) and did not acquire the stock with a principal purpose to enable the U.S. transferors of Liberty Global, Inc. stock in the mergers to satisfy the 50 percent total vote and value requirement contained in the Treasury Regulations.

(D)	The citizenship, permanent residence, home address, and U.S. address, if any, of the person making this statement are as follows:

Country of Citizenship:        _____________________________________________________
Country of Permanent Residence:    _____________________________________________________
Home address:            _____________________________________________________
U.S. address (if applicable):    _____________________________________________________

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(E)
The undersigned person’s ownership (by voting power and by value) of Liberty Global, Inc. stock prior to the mergers and the amount of shares of New Liberty Global (by voting power and value) received by such person in the mergers are as follows:

Liberty Global, Inc. shares owned prior to the mergers:

LBTYA ________________
LBTYB ________________
LBTYK ________________

New Liberty Global shares owned after the mergers (please include any shares received in exchange for either Liberty Global, Inc. or Virgin Media Inc. shares):

LBTYA ________________
LBTYB ________________
LBTYK ________________

Under penalties of perjury I declare that the information presented above is to the best of my knowledge and belief, true, correct, and complete.

___________________________________________
Non-US Transferor's Signature (or Authorized Person)

NAME (printed):                         DATE: ___________________

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To assist us in accurately recording your share position in our analysis of the US tax consequences of the transaction, please provide the following information in addition the above certification of non-US status:

1)	Tax basis, date and method of acquisition for shares identified in (E). Please use additional pages if more space is required.

Acquisition Date	Number of LBTYA/LBTYB/LBTYK Shares (Please specify)	Price per share	Commission (if applicable)	Total Stockholder basis	Method of acquisition: a) Market Purchase b) Gift c) Inheritance d) Employee Stock Plan e) Other – specify

2)
The nominee(s)/custodian(s) of the LBTYA/LBTYB/LBTYK shares listed above (please specify if multiple accounts with multiple custodians are used, or if shares are registered with Computershare, our transfer Agent):

______________________________________________________________________________________
______________________________________________________________________________________

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